Exhibit P6

Code of Ethics

LAST REVISED: JUNE 6, 2005

I.	CODE OF ETHICS

A.        Material Non-Public Information and Personal Securities Transactions

1.	Background

Westcap is committed to the highest standards of ethics, as well as to full compliance with applicable law. This Code of Ethics is predicated on the principle that Westcap owes a fiduciary duty to its clients. Accordingly, Westcap’s employees must avoid activities, interests and relationships that run contrary (or appear to run contrary) to the best interests of clients. A critical component of Westcap’s fiduciary duty is to avoid potential conflicts of interest. Accordingly, all employees must avoid activities, interests, and relationships that might interfere or appear to interfere with making decisions in the best interests of clients. A conflict of interest can arise even if there is no financial loss to Westcap’s clients and regardless of the employee’s motivation. This section implements that commitment with respect to “inside information” and personal securities transactions.

At all times, Westcap must:

•	Place client interests ahead of Westcap’s – As a fiduciary, Westcap must serve in its clients’ best interests. In other words, Westcap or its employees may not benefit at the expense of clients. This concept is particularly relevant when employees are making personal investments in securities traded for accounts of clients.

•	Engage in personal investing that is in full compliance with Westcap’s Code of Ethics – Employees must review and abide by the Personal Security Transaction, Insider Trading, Conflicts of Interest, Contact with Media, Reporting Misconduct, and Supervision and Review Policies and Procedures outlined in this Code.

•	Avoid taking advantage of your position – Employees must not accept investment opportunities, gifts or other gratuities from individuals seeking to conduct business with Westcap, or on behalf of a client.

The Code contains a number of “rules” and procedures relating to personal trading by officers, members, employees and their families. It is each employee’s responsibility to become familiar with the Code and to abide by the Code. Violations of the Code will be taken seriously and could result in sanctions against the violator, which sanctions can include termination of employment.

As with all policies and procedures, the Code was designed to cover a myriad of circumstances and conduct; however, no policy can anticipate every potential conflict of interest that can arise. Consequently, employees are expected to abide not only by the letter of the Code, but also by the spirit of the Code. Whether or not a specific provision of the Code addresses a particular situation, employees must conduct their personal trading activities in accordance with the general principles contained in the Code and in a manner that is designed to avoid any actual or potential conflicts of interest. Westcap reserves the right, when it deems necessary in light of particular circumstances, either to impose more stringent requirements on employees or to grant exceptions to the Code.

Because governmental regulations and industry standards relating to personal trading and potential conflicts of interest can change over time, Westcap reserves the right to modify any or all of the policies and procedures set forth in the Code. Should Westcap revise the Code, the employees will receive written notification from the Chief Compliance Officer. It is each employee’s responsibility to become familiar with any changes in the Code. Any questions with respect to Westcap’s Code of Ethics should be directed to the Chief Compliance Officer.

2.	Definitions

The following terms are defined for purposes of this Section:

(a) “Access Person” means any partner, director, officer, trustee, or managing member of Westcap, regardless of whether such person is involved in the investment decision making process on behalf of any client. Access Person shall also include any employee of Westcap who in connection with his or her regular functions or duties makes or participates in the purchase or sale of an investment or security for a Fund client, including any Portfolio Manager (as defined below).

(b) “Advisory Person” means (1) any employee of Westcap (or of any company in a control relationship to Westcap) whose regular functions or duties are not related to a Fund client, but makes, participates in, or obtains information regarding the purchase or sale of a security (as defined in this Code) for other clients, or whose functions relate to the making of any recommendations with respect to such purchases or sales; and (2) any natural person in a control relationship to Westcap who obtains information concerning recommendations made with regard to the purchase or sale of a security on behalf of clients other than a Fund. The term Advisory Person is synonymous with the definition of “advisory representative” under Rule 204-2(a)(12) under the Investment Advisers Act of 1940 (“Advisers Act”). A person is not an Advisory Person (or an Access Person) simply by virtue of the following:

i.	Normally assisting in the preparation of public reports, or receiving public reports, but not receiving information about current recommendations or trading; or

ii.	A single instance of obtaining knowledge of current recommendations or trading activity, or infrequently and inadvertently obtaining such knowledge.

(c) “Approving Officers” means the officers designated from time to time by the President to approve personal securities transactions.

(d) “Beneficial Interest or Ownership” in a security includes any direct or indirect interests that gives the holder the power to vote, dispose of or direct the voting or disposition of the security. A person may have a Beneficial Interest in (i) securities the person has the right to acquire (through exercise of an option, conversion right or warrant), (ii) securities held by a trust of which the person is a fiduciary or a beneficiary, (iii) securities directly or indirectly held by, or for the account of, a spouse, minor children and relatives who share the same residence, and (iv) securities held by, or for the account of, another person if a contractual or other arrangement gives ownership-like benefits to the person subject to this Statement of Policy.

(e) “Chief Compliance Officer” means Geoffrey Edelstein, who has been appointed to oversee the implementation of the Inside Information aspects of this Statement of Policy.

(f) “Control” has the same meaning as that set forth in Section 2(a)(9) of the Investment Company Act of 1940 (“Company Act”). Section 2(a)(9) provides that “control” means the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company. Any person who does not so own more than 25 percent of the voting securities of any company shall be presumed not to control such company.

(g) “Fund” means any Investment Company registered under the Investment Company Act of 1940 that is advised or sub-advised by Westcap.

(h) “Initial Public Offering” means an offering of securities registered under the Securities Act of 1933, the issuer of which, immediately before the registration, was not subject to the reporting requirements of Sections 13 or 15(d) of the Securities Exchange Act.

(i) “Inside Information” means information that has not been disclosed to the public and that would be important to a reasonable investor in deciding whether to buy, sell, or hold a security including with out limitation, the information described in Section 1(b)(i).

(j) “Non-Reportable Security” means those securities not included in the definition of a Security, such as: (a) direct obligations of the Government of the United States (e.g. treasury securities); (b) Money Market instruments such as bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements, (c) shares issued by money market funds; (d) shares of registered open-end investment companies (i.e., mutual funds or exchange-traded funds organized as such) that are not advised or sub-advised by Westcap; (e) shares issued by unit investment trusts that are invested exclusively in one or more open-end funds, none of which are advised or sub-advised by Westcap (or certain affiliates, where applicable); or (f) such other securities as may be excepted under the provisions of Rule 17j-1 of the Company Act.

(k) “Portfolio Manager” means an employee of Westcap who is primarily responsible for the day-to-day management of the Fund’s portfolio.

(l) “Security” or “Reportable Security” means any stock, bond, future, investment contract or any other instrument that is considered a “security” under the Investment Advisers Act. This includes items such as (a) options on securities, indexes, or currencies; (b) limited partnerships; (c) foreign unit trusts and foreign mutual funds; (d) private investment funds, hedge funds, and investment clubs; (e) reportable securities held in a retirement plan except if the transactions are affected pursuant to a automatic investment plan; (f) 529 Plans; (g) HOLDRS; (h) exchange traded funds organized as closed-end management investment companies, or unit investment trusts (UITs); (i) open-end mutual funds advised or sub-advised by Westcap; and (j) municipal securities. It does not include commodity contracts.

3.	Inside Information

a)	Policy

The professionals and staff of Westcap occasionally come into possession of material, non-public information (sometimes called “inside information”).

i.	Trading on information is not a basis for liability unless the information is material. Information generally is considered “material” if:

•	there is a substantial likelihood that a reasonable investor would consider the information important in making an investment decision; or

•	the information is reasonably certain to have a substantial effect on the price of a company’s securities.

Information that should be considered material includes, but is not limited to: dividend changes, earnings estimates not previously disseminated, material changes in previously-released earnings estimates, significant merger or acquisition proposals or agreements, major litigation, liquidation problems, portfolio holdings of any client account, including any mutual fund or other account in which Westcap acts as the subadvisor, and extraordinary management developments.

Material information does not have to relate to a company’s business. For example, in Carpenter v. United States, 484 U.S. 19 (1987), the U.S. Supreme Court considered material certain information about the contents of a forthcoming newspaper column that was expected to affect the market price of a security. In that case, a Wall Street Journal reporter was found criminally liable for disclosing to others the dates that reports on various companies would appear in the newspaper and whether or not those reports would be favorable.

ii.	Information is nonpublic until it has been effectively communicated to the market place. One must be able to point to some fact to show that the information is public. For example, information found in a report filed with the SEC, or appearing in Dow Jones, Reuters Economic Services, The Wall Street Journal, on Bloomberg or in other publications of general circulation ordinarily would be considered public. Further, in certain circumstances, information disseminated to certain segments of the investment community may be deemed “public”. For example, research communicated through institutional information dissemination services such as First Call. (However, the fact that research has been disseminated through such a service does not automatically mean that it is public.) The amount of time since the information was first disseminated ordinarily is a factor regarding whether the information is considered public.

Various state and federal laws, regulations and court decisions, as well as general ethical and moral standards, impose certain duties with respect to the use of such information. The violation of those duties could subject both Westcap and the individuals involved to serious civil and criminal penalties and the resulting damage to reputation. Moreover, within an organization or affiliated group of organizations, courts may attribute one employee’s knowledge of inside information to any other employee or group that later trade in the affected security, even if there had been no communication of actual knowledge. Thus, by buying or selling a particular security in the normal course of business, Westcap personnel other than those with actual knowledge of inside information could inadvertently subject Westcap to liability. A person can be subject to some or all of the penalties listed below, even if he or she does not personally benefit from the violation. Penalties may include:

•	Jail sentences

•	Civil injunctions

•	Civil treble damages

•	Disgorgement of profits

•	Criminal fines of up to three times the profit gained or loss avoided, whether or not the person actually benefited, and

•	Fines for the employer or other controlling person of up to the greater of $1 million or three times the amount of the profit gained or loss avoided.

In addition, investment advisers and broker-dealers may be subject to substantial monetary penalties for a failure to supervise, if their personnel engage in insider trading. In connection with this violation, the SEC or other regulatory authority must establish that the firm either:

•	“knew or recklessly disregarded” evidence that an officer, employee or other “controlled person” was likely to engage in insider trading and failed to take appropriate steps to prevent it; or

•	knowingly or recklessly failed to establish written policies and procedures designed to prevent insider trading, and such failures substantially contributed to or permitted the occurrence of the violation.

In this regard, Section 204A of the Advisers Act requires investment advisers to (a) establish, and (b) enforce written supervisory procedures “reasonably designed” (taking into account the nature of the investment adviser’s business) to prevent trading on material nonpublic information by the adviser and its employees. Unless both (a) and (b) are complied with, the adviser may be subject to monetary penalties.

Thus, in addition to any of the penalties noted above, any violation of these policies or procedures should be expected to result in serious sanctions by Westcap, which may include: censure, suspension without pay, and termination of employment.

b)	Procedures

(1)	Evaluation of Information

Before trading for yourself or others in the securities of a company about which you may have potential inside information, ask yourself the following questions:

(a) Is the information material? Is this information that an investor would consider important in making his or her investment decisions? Is this information that would substantially affect the market price of the securities if generally disclosed?

(b) Is the information nonpublic? To whom has this information been provided? Has the information been effectively communicated to the marketplace by being published in Reuters, The Wall Street Journal or other publications of general circulation?

When someone at Westcap receives oral or written information that he or she believes may constitute Inside Information as determined above, he or she should immediately refer the matter to the Chief Compliance Officer and should not disclose the information to anyone else within or outside Westcap. The Chief Compliance Officer will, with the assistance of counsel as required, determine whether the information is in fact material, non-public and of a nature requiring restrictions on use and dissemination. If it is not, no restrictions will be imposed.

(2)	Handling of Inside Information

If the information is judged by the Chief Compliance Officer to require restrictions on its use and dissemination, he shall immediately place the affected security on the restricted trading list.

(3)	Personal Transactions

A person in possession of Inside Information may not purchase or sell, directly or indirectly, the affected Securities for his or her own account, or for any other account in which he or she has a direct or indirect Beneficial Interest until the information ceases to be material and non-public.

(4)	Lifting Restrictions

Once the Inside Information becomes public, or is judged to be no longer material, the Chief Compliance Officer may lift the trading and information restrictions.

(5)	Questions

Questions concerning the Inside Information aspects of this Statement of Policy should be referred to the Chief Compliance Officer.

4.	Personal Securities Transactions

a)	Policy

Laws and ethical standards also impose on Access persons of Westcap a duty to avoid conflicts of interest between personal investment transactions and transactions in the portfolios under management. In view of the sensitivity of this issue, it is important to avoid even the appearance of impropriety. The following reduce the possibilities for such conflicts and appearances, while at the same time preserving reasonable flexibility and privacy in personal securities transactions.

b)	Procedures

(1)	Restrictions

No officer, employee or member may purchase or sell, directly or indirectly, for his or her own account or any account in which he or she may have a Beneficial Interest:

(a) Any security, or derivative in such security, that, to his or her actual knowledge, Westcap is buying or selling for its customers, until one day after such buying or selling is completed or canceled, or

(b) Any security, or derivative in such security, that, to his or her actual knowledge, is under active consideration for purchase or sale by Westcap for its customers, whether through written or oral investment recommendations.

In addition, no officer, employee or member may purchase or sell directly or indirectly, for his or her own account or any account in which he or she may have a Beneficial Interest, any security that is subject to a firm-wide restriction. The Chief Compliance Officer may authorize exceptions to this policy pursuant to paragraph 4(b)(5), below.

(2)	Public Offerings

In order to avoid being accused of using Westcap’s position as a major securities institution in order to enhance personal portfolios, no officer, employee or member may purchase any equity or equity-related Securities offered in an initial public offering.

(3)	Limited Offerings

No Access Person shall acquire, directly or indirectly, a Beneficial Interest in any security in a Limited Offering or private placement without first obtaining the prior written approval of the Chief Compliance Officer, which Chief Compliance Officer: (a) has been provided by such person with full details of the proposed transaction (including written certification that the investment opportunity did not arise by virtue of the person’s activities on behalf of any Westcap clients and whether or not the opportunity is being offered to the individual by virtue of his or her position with Westcap or any Westcap client, and (b) has concluded, after consultation with the Portfolio Manager(s) of the Fund clients or other appropriate Westcap Officers (who have no personal interest in the issuer involved in the private placement), that the Fund clients have no foreseeable interest in purchasing such security. A record of such approval by the Chief Compliance Officer and the reasons supporting those decisions must be kept as required in paragraph 4(b)(11)(f) of this Section.

Limited Offerings include, but may not be limited to; private placement offerings that are exempt from registrations under section 4(6) of the Securities Act or under Regulation D, as well as offerings that are not public under section 4(2) of the Securities Act, Rule 144A, and investment companies or hedge funds exempt under section 3(c)-1 or 7 of the IC Act.

(4)	Pre-Clearance

All personal transactions of officers, employees and members of Westcap must be approved in advance, unless stated otherwise in paragraph (7) below, by an Approving Officer which shall be effective on the date granted. If the transaction is not executed on that date, approval must again be granted on the date the officer or employee wishes to transact. Of course, no officer or member may approve his own personal transaction but must obtain approval from another Approving Officer. The Chief Compliance Officer will retain a written record of the approval.

(5)	Approvals

The Approving Officer will normally approve transactions where (a) Westcap is neither buying or selling, nor considering for purchase or sale, the securities involved in the proposed personal transaction; (b) the securities involved are not subject to a firm wide restriction; and (c) the personal securities transactions of designated persons do not involve short term trading (purchasing and selling the same securities within 30 days) of securities that are held by clients of Westcap over which Westcap has discretion. Under appropriate circumstances, the Chief Compliance Officer may authorize a personal transaction involving a security subject to actual or prospective purchase or sale for Westcap customers, where the personal transaction would be very unlikely to affect a highly institutional market, where the Westcap officer or employee is not in possession of Inside Information, or for other reasons sufficient to satisfy the Approving Officer that the transaction does not represent a conflict of interest, involve the misuse of Inside Information or convey the appearance of impropriety.

(6)	Minimum Holding Period

In order to avoid the appearance of a conflict of interest, officers, employees or members who purchase securities which are held in Westcap client accounts must hold such securities for a minimum of 30 days prior to sale.

(7)	Exemptions

Securities and transactions which are exempted from reporting and pre-clearance are:

(a) Personal purchases or sales where the Westcap officer, employee or member has no beneficial interest, as defined in paragraph 2(d) above, or transactions that are non-volitional on the part of the reporting person.

(b) Purchases and sales that are part of an automatic investment plan (such as a 401K plan), including a dividend reinvestment plan.

(c) Purchases and sales effected upon the exercise of rights issued by the issuer pro rata to all holders of a class of its securities, to the extent such rights were acquired from such issuer, and sales of such rights so acquired.

(d) Purchases and sales of direct obligations of the Government of the United States (e.g. treasury securities).

(e) Purchases and sales of Money Market instruments such as bankers’ acceptances, bank certificates of deposit, commercial paper, and high quality short-term debt instruments (including repurchase agreements).

(f) Purchases and sales of shares issued by money market funds.

(g) Purchases and sales of open-end mutual fund shares or exchange traded funds (including money market funds) other than mutual funds that Westcap advises or sub-advises.

(h) Purchases and sales of shares issued by unit investment trusts that are invested exclusively in one or more open-end funds, none of which are advised or sub-advised by Westcap (or certain affiliates).

Personal transactions that do not require pre-clearance but are required to be reported are:

(a) Any equity securities transactions of 500 shares or less if the issuer has a market capitalization greater than $3 billion.

(b) Any fixed income transactions of face value of $100,000 or less.

(c) Open-end mutual fund transactions in mutual funds that Westcap advises or sub-advises.

(8)	Reports

(a)	Initial Holdings Reports

All officers, employees and members must submit an initial holdings report to the Chief Compliance Officer no later than ten (10) days after being deemed an Access person. The information submitted must be current as of a date no more than 45 days prior to the date the person becomes an Access person. The initial holdings report must contain, at a minimum, the following information: (a) the title and type of security, and as applicable, the exchange ticker or CUSIP number, number of shares, and the principal amount of each Reportable Security in which the individual has any direct or indirect Beneficial Interest; (b) the name of any broker, dealer or bank with whom the individual maintained an account in which any securities, including Non-Reportable Securities, are held for the direct or indirect benefit of the individual; and (c) the date the report is submitted by the individual.

Initial holdings reports should be submitted via the Adviser Compliance Associates (ACA) website at www.advisercompliance.com. ACA’s reporting system, called STOCS – the Securities Transaction Online Compliance System, will automatically track holdings based on the quarterly trade activity submitted each quarter. In order to do this, the system requires a “baseline”, or an initial holdings report from which to work for each access person. Once this report has been submitted, an annual holdings report will never have to be submitted again. All holdings will be adjusted according to the buy/sell activity submitted on a quarterly basis going forward. This, thus, fulfills the requirement to submit an Annual Holdings report.

(b)	Quarterly Transaction Reports

All personal transactions (other than those exempted by paragraph (7) (a)-(h) above) of officers, employees and members must be reported quarterly to the Chief Compliance Officer no later than ten (10) days after the end of the most recent calendar quarter in which a transaction was effected. Quarterly transactions should be reported on ACA’s STOCS system, which is accessed via the ACA website at www.advisercompliance.com. No such periodic report needs to be made if information contained in duplicate broker trade confirmations or account statements of the individual is received by the Chief Compliance Officer no later than ten (10) days after the end of each calendar quarter and/or if Westcap maintains all of an individual’s personal trading information in other of its required books and records (i.e., securities transaction journal).

The quarterly transaction report shall contain, at a minimum, the following information about each transaction involving a Reportable Security in which the Access person had any direct or indirect beneficial ownership: (a) the date of the transaction, the title, and as applicable the exchange ticker or CUSIP number, the interest rate and maturity date (if applicable), the number of shares and the principal amount of each Reportable Security involved; (b) the nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition); (c) the price of the Reportable Security at which the transaction was effected; (d) the name of the broker, dealer or bank with or through which the transaction was effected; and (e) the date that the report is submitted. All Access persons shall be reminded that they must also report transactions by members of their immediate family including spouse, children and other members of the household in accounts over which the officer, employee or member has direct or indirect influence or control.

From time to time, Westcap may designate a third party to review its personal trading as well. The third party will compare Westcap personal trades with its internal policy, as well as look for potential conflicts between personal trading and client trading. A memorandum detailing all trades that appear to raise regulatory concerns as determined by the third party shall be maintained by Westcap.

(c)	New Account Report

All Access persons must disclose the name of any new account established by the individual during the quarter in which Any securities, including Non-Reportable Securities, were held for the direct or indirect benefit of the individual. The report must include: (a) the name of the broker, dealer or bank with whom the individual established the account; (b) the date the account was established; and (c) the date that the report is submitted by the individual. New account information should be submitted via the ACA STOCs system, which is accessed via the ACA website at www.advisercompliance.com, or, if this not possible, via the form provided in

Attachment D (or similar form) in the Appendix. Completed forms should be submitted to the Chief Compliance Officer.

(d)	Annual Holdings Report

On an annual basis, all officers, employees and members shall report the following information in the form provided in Attachment E (which information must be current as of a date no more than 45 days before the report is submitted): (a) the title and type of security, and as applicable, the exchange ticker or CUSIP number, number of shares and principal amount of each Reportable Security in which the individual had any direct or indirect beneficial ownership; (b) the name of any broker, dealer or bank with whom the individual maintains an account in which Any securities, including Non-Covered Securities, are held for the direct or indirect benefit of the individual; and (c) the date that the report is submitted. No such periodic report needs to be made if (1) the account statements of the officer, employee or member contains all the required information as stated above and is received by the Chief Compliance Officer no later than thirty (30) days after the end of each calendar year, or if (2) the access person has entered their initial holdings and quarterly transactions information into the ACA STOCS personal securities transaction system, as noted in paragraphs 4(b)(8)(a)&(b), above. This system is accessed via the ACA website at www.advisercompliance.com.

(9)	Notification of Reporting Obligation

The Chief Compliance Officer shall notify each officer, employee and member of Westcap who may be required to make reports pursuant to this Code, that such person is subject to reporting requirements and shall deliver a copy of this Code to each such person. The Chief Compliance Officer shall annually obtain written assurances in the form attached hereto as Attachment F (or similar form) from each individual that he or she is aware of his or her obligations under this Code and has complied with the Code and with its reporting requirements. The annual certification shall be filed with the Chief Compliance Officer within ten (10) days after the annual employee training.

(10)	Review of Reports

The reports set forth above will be reviewed thoroughly by the Chief Compliance Officer in order to detect conflict of interest and abusive practices. If the Chief Compliance Officer determines that a violation of the Code may have occurred, before making a final determination that a material violation has been committed by an individual, the Chief Compliance Officer may give such person an opportunity to supply additional information regarding the matter in question.

If material violations of this Personal Securities Transactions policy are then determined, immediate action will be taken and could result in dismissal and such will be reported to the Board of Directors of any mutual fund which Westcap advises.

The effectiveness of this policy depends primarily upon the judgment and integrity of the members of Westcap, rather than upon any set of written rules and policies. Further, no one can hope to anticipate every circumstance which could give rise to a possible conflict of interest. Westcap believes that the above guidelines and rules will provide a reference which will be useful to officers and employees in formulating and carrying out their own personal investment policies. Any apparent conflict of interest not covered herein should be reviewed with Chief Compliance Officer.

(11)	Record Retention

Westcap shall maintain records in the manner and to the extent set forth below, which records shall be available for appropriate examination by representatives of the Securities and Exchange Commission or the Fund’s Board.

(a) A copy of this Code and any other code which is, or at any time within the past five years has been, in effect shall be preserved in an easily accessible place;

(b) A record of any violation of this Code and of any action taken as a result of such violation shall be preserved in an easily accessible place for a period of not less than five years following the end of the fiscal year in which the violation occurs;

(c) A copy of each report made pursuant to this Code by an Access Person or Advisory Person, including any information provided in lieu of reports, shall be preserved by Westcap for at least five years after the end of the fiscal year in which the report is made or the information is provided, the first two years in an easily accessible place;

(d) A list of all persons who are, or within the past five years have been, required to make reports pursuant to this Code, or who are or were responsible for reviewing these reports, shall be maintained in an easily accessible place;

(e) A copy of each report under Section 4(b)(8) of this Code shall be preserved by Westcap for at least five years after the end of the fiscal year in which the record is made, the first two years in an easily accessible place; and

(f) Westcap shall preserve a record of any decision, and the reasons supporting the decision, to approve the acquisition, directly or indirectly, by Access Persons of securities in a limited offering for at least five years after the end of the fiscal year in which the approval is granted, the first two years in an easily accessible place.

(g) Any other information as may be required by Rule 17j-1(f) of the Company Act.

(12)	Enforcement

(a) If any violation of this Code is determined to have occurred, the Chief Compliance Officer may impose sanctions and take such other actions as he deems appropriate, including, among other things, requiring that the trades in question be reversed, requiring the disgorgement of profits or gifts, issuing a letter of caution or warning, issuing a suspension of personal trading rights or suspension of employment (with or without compensation), imposing a fine, making a civil referral to the SEC, making a criminal referral, and/or terminating employment for cause. All sanctions and other actions taken shall be in accordance with applicable employment laws and regulations. Any profits or gifts forfeited shall be paid to the applicable client(s) or given to a charity, as the Chief Compliance Officer shall determine is appropriate.

(b) If the Chief Compliance Officer determines that a material violation of this Code has occurred, he shall promptly report the violation and any enforcement action taken to Westcap’s management and the Fund’s Board.

(c) No person shall participate in a determination of whether he or she has committed a violation of this Code or in the imposition of any sanction against himself or herself.

(13)	Reporting to Board of Directors

At least annually, Westcap shall furnish to the Fund’s Board a written report that: (a) describes any issues arising under the Code or procedures since the last report to the Fund’s Board, including, but not limited to, information about material violations of the Code or procedures and sanctions imposed in response to the material violations; and (b) certifies in the form provided in Attachment G (or similar form) that Westcap has adopted procedures reasonably necessary to prevent Access Persons from violating the Code.

B.        Conflicts of Interest – Gifts, Entertainment, and Outside Activities

All employees must avoid situations where their personal interests conflict with, or even appear to conflict with, the interests of Westcap or its clients. Because Westcap’s business is heavily dependent upon trust and confidence, the appearance of a conflict of interest may be just as damaging as a real conflict. All employees should periodically review their actions and objectively attempt to determine how they would appear to a disinterested observer.

Although it is sometimes difficult to determine when an actual or potential conflict of interest does exist, the following paragraphs contain several guidelines for proper conduct. However, the effectiveness of Westcap’s policies in the conflicts area depend on the judgment and integrity of its employees rather than on any set of written rules. Accordingly, employees must be sensitive to the principles involved and to the purposes of the policy in addition to the specific guidelines and examples set forth below.

If an employee engages in any activity or transaction which might cause a conflict between personal and Westcap interests, information about that potential conflict must be disclosed in advance to the Chief Compliance Officer.

If an employee is uncertain as to whether a real or apparent conflict exists in any particular situation, the employee should consult the Chief Compliance Officer immediately.

1.	Gifts, Entertainment, Payments, and Preferential Treatment

a)	Gifts and Entertainment Received by Employees

No employee should solicit, receive, or participate in any arrangement leading to a “gift” (as defined below) to the employee, relatives, or friends or any business in which any of them have a substantial interest, in consideration of past, present or prospective business conducted with Westcap. To avoid even the suggestion of any impropriety, each employee must decline any gifts that would raise even the slightest doubt of improper influence. As a general rule, no gifts of significant value from present or prospective clients, providers of goods or services or any other person or entity with which Westcap has dealings should be accepted. Any offer of an improper gift should be immediately reported to the Chief Compliance Officer.

The term “gift” includes, but is not limited to, substantial favors; money; credit; special discounts on goods or services; free services; loans of goods or money; excessive entertainment, food or beverages; or anything else of value. Credit arrangements are also covered below under paragraph 2(h), “Personal Financial Responsibility.” Gifts to an employee’s immediate family are included in this policy. The receipt of cash gifts by employees is absolutely prohibited.

Some potentially appropriate exceptions to the general policy would be:

(1)	Gifts of nominal value (not in excess of $200) given at Christmas, other holidays, or special occasions which represent expressions of friendship;

(2)	Reasonable entertainment at lunch, dinner, or business meetings with present or prospective clients; with management of companies whose securities are currently being held in client portfolios, or are under consideration; or with providers of goods and services where the cost would be properly chargeable as a business expense;

(3)	Unsolicited advertising or promotional material (e.g., pens, calendars, etc.) of a value not exceeding $50;

(4)	Awards given by charitable, educational, civic, or religious organizations for meritorious contributions or service;

(5)	Gifts or bequests based upon family relationships.

Any non-food gift, service, or business entertainment event offered to an employee by any person or entity that does business with or on the behalf of Westcap, (including present or prospective clients; management of companies whose securities are currently being held in client portfolios, or are under consideration; and providers of goods and services), with a value in excess of $200, must be pre-approved by the Chief Compliance Officer. All travel related expenses, including limousines, airfare, and accommodations, in regards to such a gift will be paid by Westcap. In regards to business entertainment events, such as concerts or sporting events, employees may only accept the gift if the person or entity providing the entertainment is present.

If the circumstances surrounding a gift are such that rejection or return of the gift would cause embarrassment or potentially damage friendly relations between a third party and Westcap, the employee should report the gift and its estimated dollar value in writing to the Chief Compliance Officer. A written report on non-returnable gifts, including their estimated value and disposition, should be forwarded to the Chief Compliance Officer.

Westcap senior management may from time to time prescribe other reporting procedures.

Any questions concerning the propriety of accepting a particular gift should be directed to the Chief Compliance Officer.

b)	Gifts and Entertainment Provided by Employees

Gifts or favors of nominal value (not to exceed $200 per person) are acceptable to the extent that they are appropriate and suitable under the circumstances, meet the standards of ethical business conduct, and involve no element of concealment. Gifts given to clients, potential clients or any entity that does business with or on behalf of Westcap, whether they exceed the nominal value or not, should be approved in advance by the Chief Compliance Officer.

Entertainment that is reasonable and appropriate for the circumstances is an accepted practice to the extent that it is both necessary and incidental to the performance of Westcap’s business. Lavish entertainment is neither deductible for tax purposes nor in good taste.

c)	Political Contributions

It is the policy of Westcap to comply fully with federal and state elections campaign laws. No employee shall make any direct or indirect contribution of funds or other property of Westcap’s in connection with the election of a candidate. For these purposes, use of company facilities and equipment for political activities is considered a contribution, and thus is prohibited. Employees are, of course, free to make personal contributions to parties or candidates of their choice.

2.	Outside Activities

a)	Outside Employment

Each employee is expected to devote his or her full time and ability to Westcap’s interests during regular working hours and such additional time as may be properly required. Westcap discourages employees from holding outside employment, including consulting. If for compelling reasons, outside employment must be sought, prior approval must be obtained from Glenn Weirick or the Chief Compliance Officer.

An employee may not engage in outside employment that (a) interferes, competes, or conflicts with the interests of Westcap; (b) encroaches on normal working time or otherwise impairs performance; (c) implies Westcap’s sponsorship or support of an outside organization; or (d) reflects directly or indirectly adversely on Westcap. Employees must abstain from negotiating, approving or voting on any transaction between Westcap and any outside organization with which they are affiliated, whether as a representative of Westcap or the outside organization.

Any other outside activity or venture that is not covered by the foregoing, but that may raise questions, should be cleared with Glenn Weirick or the Chief Compliance Officer.

Employees should also not serve as directors, trustees or in similar capacities with respect to any institution, without the prior approval of Glenn Weirick or the Chief Compliance Officer. Approval may be withdrawn if senior management concludes that withdrawal is in Westcap’s interest.

b)	Compensation, Consulting Fees, and Honorariums

Each employee who has received proper approval to serve in an outside organization or to engage in other outside employment, is permitted to retain all compensation paid for such service unless otherwise provided by the terms of the approval. The amount of the compensation must be reported to Glenn Weirick or the Chief Compliance Officer. Honorariums received by an employee for publications, public speaking appearances, instructing courses at educational institutions, etc., may be retained by the employee. Any questions concerning the permissible retention of compensation should be directed to Glenn Weirick or the Chief Compliance Officer.

c)	Participation in Public Affairs

Westcap encourages its employees to support community activities and political processes. Normally, voluntary efforts take place outside of regular business hours. If voluntary efforts require corporate time, prior approval should be obtained from Glenn Weirick or the Chief Compliance Officer. Employees who wish to accept an appointive office, or run for elective office, must first obtain approval from Glenn Weirick. Employees who obtain approval to seek an elective office must campaign for such office on their own time and may not use Westcap property or services for such purposes without proper reimbursement to Westcap.

In all cases, employees participating in political activities do so as individuals and not representatives of Westcap. To prevent any interpretation of sponsorship or endorsement by Westcap, neither the Westcap name nor its address should be used in material mailed or funds collected, nor except as necessary biographical information, should Westcap be identified in any advertisements or literature.

d)	Serving as Treasurer of Clubs, Churches, Lodges, etc.

Employees may act as treasurers of clubs, churches, lodges, or similar organizations. However, funds belonging to such organizations must be kept in separate accounts and not commingled in any way with the employee’s personal funds or Westcap’s funds.

e)	Fiduciary Appointments

An employee may not accept appointments as executor, trustee, guardian, conservator or other fiduciary, or any appointment as consultant in connection with fiduciary matter, whether or not it is related to the business of Westcap, without the prior approval of Glenn Weirick or the Chief Compliance Officer. This policy does not apply to appointments involving estates of members of the family of an employee.

f)	Participation in the Securities Business

Corporate policy prohibits outside employment as a securities broker, agent, or representative.

g)	Personal Securities Transactions and Inside Information

Personal securities transactions and the use of inside information are covered above in a separate section.

h)	Personal Financial Responsibility

It is important that employees properly manage their personal finances, particularly in matters of credit. Imprudent personal financial management may affect job performance and lead to more serious consequences for employees in positions of trust. In particular, employees are not permitted to borrow from clients, or from providers of goods or services with whom Westcap deals, except those who engage in lending in the usual course of their business and then only on terms offered to others in similar circumstances, without special treatment as to interest rates, repayment terms, security, and other provisions. This prohibition does not preclude borrowing from individuals related to an employee by blood or marriage.

i)	Taking Advantage of a Business Opportunity that Rightfully Belongs to Westcap.

Employees must not take for their own advantage an opportunity that rightfully belongs to Westcap. Whenever Westcap has been actively soliciting a business opportunity, or the opportunity has been offered to it, or Westcap’s funds, facilities, or personnel have been used in pursuing the opportunity, that opportunity rightfully belongs to Westcap and not to employees who may be in a position to divert the opportunity for their own benefit.

Examples of improperly taking advantage of a company opportunity include:

(1)	Selling information to which an employee has access because of his/her position;

(2)	Acquiring any real or personal property interest or right when Westcap is known to be interested in the property in question;

(3)	Receiving a commission or fee on a transaction which would otherwise accrue to Westcap; and

(4)	Diverting business or personnel from Westcap.

j)	Corporate Property or Services

Employees are not permitted to act as principal for either themselves or their immediate families in the supply of goods, properties or services to Westcap. Purchase or acceptance of corporate property or use of the services of other employees for a personal purpose are also prohibited. This would include the use of inside counsel for personal legal advice (absent approval from Geoff Edelstein) or use of outside counsel for personal legal advice at Westcap’s expense.

k)	Expression of Personal Opinions as a Corporate Employee

It is inappropriate for employees to use official corporate stationary for either personal correspondence or other non-job related purposes.

l)	Giving Advice to Clients

(1)	Legal Advice- Westcap cannot practice law or provide legal advice. Employees should avoid statements that might be interpreted as legal advice. Questions in this area should be referred to Geoff Edelstein.

(2)	Tax or Investment Advice- Employees should avoid giving clients advice on tax matters, or in the preparation of tax returns, or in investment decisions, except as may be appropriate in the performance of an official fiduciary or advisory responsibility, or as otherwise required in the ordinary course of the employee’s duties.

C.        Contact with Media and Other Outside Parties

Employees are occasionally contacted by representatives of newspapers, journals, television or radio to comment on current events generally or on matters affecting Westcap more directly. In either case, it is possible that a well meaning employee who does not have all of the relevant facts might inadvertently say something that would be damaging to the employee, Westcap or Westcap’s clients.

Those inquiries which pertain to Westcap in general, (e.g., corporate policy and procedures, overall investment policy and procedures, personnel,

regulatory or legal matters) should be referred to Glenn Weirick, or in his absence, Geoff Edelstein.

D.        Reporting Misconduct

One area where personal instincts may conflict with ethical obligations concerns reporting the misconduct or dishonesty of others. Most people are uncomfortable with situations which may require them to report the misconduct of a fellow employee. However, dishonesty or serious misconduct on the job may adversely affect Westcap as a whole and all who work for Westcap. In some cases, failure to report misconduct or dishonest behavior can make you an accessory to a crime and thus liable to criminal prosecution.

As an employee you are expected to promptly report acts of dishonesty or serious misconduct performed by others, either to Geoffrey Edelstein or Glenn Weirick. Even if you are uncertain whether misconduct has occurred, you should seek guidance from one of these individuals.

E.        Supervision and Review Procedures

It is the responsibility of the principals of Westcap to take steps to prevent persons acting under this supervision from violating the law and all compliance procedures. Supervisors must ensure that compliance procedures are monitored through periodic reviews. In connection therewith supervisors are required to review the various logs and reports that are required under these procedures in a timely manner.

Once a supervisor learns that an employee has violated or may have violated the law or the Code and Standards, the supervisor must promptly initiate an investigation to ascertain the extent of the wrongdoing. Relying on an employee’s statements about the extent of the violation or assurances that the wrongdoing will not reoccur is not enough. Reporting the misconduct up the chain of command and warning the employee to cease the activity are also not enough. Pending the outcome of the investigation, a supervisor should take steps to ensure the violations will not be repeated, such as placing limits on the employee’s activities or increasing the monitoring of the employee’s activities.

An employee with supervisory responsibility should bring an inadequate compliance system to the attention of the firm’s senior managers and recommend corrective action. If the employee clearly cannot discharge supervisory responsibilities because of the absence of a compliance system or because of an inadequate compliance system, the member should decline in writing to accept supervisory responsibility until the firm adopts reasonable procedures to allow the member to adequately exercise such responsibility.